UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2024

Red Oak Capital Fund VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full mailing address of principal executive offices)

(980) 288-6377

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of our offering circulars, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

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Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company.

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021, to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor, as well as our origination and servicing affiliate Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35,000,000 of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40,000,000 of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.” Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. The Offering issued $28,677,000, $530,000, and $19,249,000 of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively.

As of December 31, 2024, the Company held six senior secured loans, providing $43,197,500 of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 10.26% with maturities ranging from September 30, 2025 to September 30, 2026. Variable rate loans follow the 1-month tenor of term SOFR, subject to a floor equal to the rate at closing.  The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2024:

Borrower	Location	Maturity	Note Principal	Interest Rate
Ocean Shores Property Owner, LLC	D’Iberville, MS	12/31/2025	$3,362,500	9.50%
DE Gateway Center Other Units, LLC	West Bloomfield, MI	12/31/2025	$13,425,000	10.00%
Panda High Plains Hemp Gin Real Estate, LLC	Wichita Falls, TX	9/30/2025	$9,750,000	10.00	%^
McKinney Capital Hermosa Partners LLC	Avalon, CA	5/31/2026	$5,700,000	10.63	%^
Prime Realty Ventures Loan 2, LLC	College Park, GA	9/30/2026	$2,310,000	10.28	%^
Miller Gardens Apartments LLC	East Point, GA	10/31/2025	$8,650,000	11.03	%^

^Current rate based on the 30-day SOFR rate plus 525 to 665 basis points, net of embedded fees payable by the borrower to ROF.

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We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations following the first closing of our Offering of Bonds on January 27, 2023. Through December 31, 2024, we have received approximately $26.8 million and $17.9 million in net proceeds (after deducting offering-related fees and commissions) from our offerings of Bonds and Preferred Units, respectively.

As of December 31, 2024, we have deployed approximately $49.1 million into first lien mortgage loans, net of participations with related parties. This investment figure includes the initial deployment of capital and reinvestment of principal returned through loan payoffs and repayments, demonstrating the ongoing rotation and active management of our loan portfolio.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Year Ended December 31, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2024.

As of December 31, 2024, the Company held six senior secured loans, pursuant to which the Company, as the lender, provided $43,197,500 of senior secured loan principal to various borrowers. See the table in the section above for additional details on the outstanding loan.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one half percent (0.5%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to the Minimum Interest for the period equal to the Minimum Interest Months as defined in the loan agreements.

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On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of the $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.15 million senior secured mortgage loan. The loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.0% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is an industrial manufacturing plant located in Texas.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $350,000.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.625% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on May 31, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is a hotel and multifamily apartments located in California.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $300,000.

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.7% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $362,500.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.7% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $900,000.

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On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.3% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $250,000.

On October 4, 2024, the  Company entered into a loan agreement with Prime Realty Ventures Loan 2, LLC, a Georgia limited liability company, to provide a $2.3 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 565 basis points, which equated to an all-in rate of 10.275% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on September 30, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is multifamily apartments located in Georgia.

On November 1, 2024, the Company received $5,904,516 in proceeds from Hill Island CHP SPV LLC, net of each participant’s share, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding contingency reserves.

On November 4, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On November 7, 2024, the  Company entered into a loan agreement with Miller Gardens Apartments LLC, a Georgia limited liability company, to provide a $8.7 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 665 basis points, which equated to an all-in rate of 11.025% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on October 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is multifamily apartments located in Georgia.

On December 6, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

For the year ended December 31, 2024, our total revenues from operations amounted to $4,685,210. Operating costs for the same period, including bond interest expense of $2,766,788, professional fees of $501,962, and management fees of $483,550, amounted to $3,825,612. Net income for the period amounted to $859,598.

Results of Operations – For the Year Ended December 31, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the period January 23, 2023 (commencement of operations) through December 31, 2023.

As of December 31, 2023, the Company held three senior secured loans, pursuant to which the Company, as the lender, provided $26,200,000 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 9.50% and 11.00% (10% weighted average) and maturities ranging from June 30, 2025 to December 31, 2025.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% (including a 2% PIK rate) and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

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On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 5.6% of a $8.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $450,000.

On December 1, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 25% of a $8.0 million senior secured loan to Milestone Bank, a Utah corporation (the “Participant”), for a purchase price of $2.0 million.

On December 12, 2023, the Company entered into a loan agreement with Ocean Shores Property Owner, LLC, a Delaware limited liability company, to provide a $7.7 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 9.5% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a multifamily apartment complex located in the State of Mississippi.

On December 15, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 10.4% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $800,000.

On December 19, 2023, the Company entered into a loan agreement with DE Gateway Center Other Units LLC, a Delaware limited liability company, to provide a $14.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.0% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a shopping center located in the State of Michigan.

On December 19, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 5.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $750,000.

For the year ending December 31, 2023, our total revenues from operations, consisting substantially of interest income, amounted to $555,939. Operating costs for the same period, including bond interest expense of $1,592,883, management fees of $248,646 and organization fees of $983,560 amounted to $3,067,050. Net loss for the period amounted to $2,511,111.

Liquidity and Capital Resources

As of December 31, 2024, we raised $28,677,000 of Series A Bonds, $530,000 of A R-Bonds, and $19,249,000 of Series A Preferred Units. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2024, the Company had cash on hand of $2,607,042 and bond service reserves of $0.  Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. As of December 31, 2024, the bond service reserves are no longer required under our Indenture and proceeds have been released to the Company.

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On January 7, 2025, the Company’s affiliate, ROCF VI SPV, LLC and five other affiliates entered into an agreement with Cross River Bank for a $50,000,000 secured revolving loan facility. As part of the agreement, the Company sold certain senior secured loans to its affiliate, ROCF VI SPV, LLC, which are held as collateral securing the facility. ROCF VI SPV, LLC is a consolidated entity of the Company. On March 4, 2025, the Company’s consolidated affiliate made an initial draw for $10,799,375. The Company will use these proceeds to acquire new senior secured commercial real estate loans.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described.

Trend Information

As of the year ended December 31, 2024, we have raised $48,456,000 of Bonds and Member Units. We have used and will continue to use the net proceeds from the Offering to issue senior secured loans on commercial real estate and thereby increase cash flows.

During 2024, the Company closed four senior secured commercial real estate loans with a combined principal of $27,110,000. The company sold ten participation interest to related parties with aggregate principal of $4,162,500 during the year, and that principal has been redeployed into new senior secured loans. Additionally, one loan with $8,000,000 of principal, gross of participation principal, paid off during the year. We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect to maintain our capital deployment momentum through 2025. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

In early 2025, the Company and its affiliates secured a $50 million loan facility from Cross River Bank. In March, the Company’s affiliate drew approximately $10.8 million from this facility and plans to use the funds to invest in new commercial real estate loans.

As a result of macro events including inflation, heightened geopolitical tensions, and the recent implementation of new tariffs on key imports and exports, uncertainties have arisen that continue to adversely impact economic and market conditions. These developments have added pressure to global supply chains and contributed to increased costs for businesses and consumers alike. The global impact of these evolving events presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are currently unable to quantify the full impact these events may have on us. As of the date of this report, the loans in the Company’s portfolio are performing. However, we may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

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Item 3. Directors and Officers

As of the issuance date of this report, the following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	67	Chief Executive Officer	August 2020
Kevin P. Kennedy	59	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	58	President and Chief Business Development Officer*	November 2019
Paul Cleary	61	Chief Operating Officer	March 2022
Thomas McGovern	46	Chief Financial Officer	April 2022
Robert Kaplan	54	Chief Legal Officer and EVP	March 2023

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer of our Sponsor and a member of the board of managers of ROHM.  Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO).  Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self-storage and manufactured housing.  He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer of our Sponsor and a member of the board of managers for ROHM. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburgh, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

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Raymond T. Davis is President and Chief Strategy Officer for our Sponsor. Ray is responsible for the company’s lending and asset management operations, as well as our long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused his operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is Chief Operating Officer of our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender.  He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development of our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Robert to serve on the Virginia Board of Housing and Community Development. Robert received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

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Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000	100	% (1)
Common Units	Gary Bechtel	6,000	100	% (2)
Common Units	Kevin Kennedy	6,000	100	% (3)
Common Units	Raymond Davis	6,000	100	% (4)
Common Units	All Executives and Managers	6,000	100%

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities regardless of whether her or she has an economic or pecuniary interest in such securities.

(1) Common Units issued to our Sponsor, Red Oak Capital Holdings, LLC (“Sponsor”) as consideration for a capital commitment of $1,500,000, which may be called at times and in amounts in the discretion of the Manager. As such, each of Messrs. Bechtel, Kennedy and Davis have shared voting and dispositive power of such Common Units owned by our Sponsor. Messrs. Bechtel, Kennedy and Davis are officers of our Sponsor which is the sole member of our Manager, and on the Board of Managers of Red Oak Capital Holdings Management, LLC (“ROHM”), which is the manager of and owns 100% of the interests in our Sponsor. Messrs. Bechtel, Kennedy and Davis also own 18.59%, 26.82% and 12.39% of non-voting units of our Sponsor, respectively. Additionally, White Oak Capital Holdings, LLC, of which each of Messrs. Bechtel and Davis own 34.58% interests, owns 39.21% of the non-voting units of our Sponsor. Each of Messrs. Bechtel, Kennedy and Davis disclaim beneficial ownership of the Common Units held by the Sponsor, except to the extent of each individual’s proportionate pecuniary interests therein.

11

(2) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(4) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements

Item 6. Other Information

None.

Item 7. Financial Statements

12

RED OAK CAPITAL FUND VI, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2024 AND DECEMBER 31, 2023

13

14

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund VI, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund VI, LLC (the “Company,” a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in member’s capital, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

15

To the Managing Member

Red Oak Capital Fund VI, LLC

Page Two

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Company’s Annual Report

Management is responsible for the other information included in the Company’s annual report. The other information comprises the Company’s annual report on Form 1-K but it does not included the financial statement and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance on it.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ UHY LLP

Farmington Hills, Michigan

April 28, 2025

16

Red Oak Capital Fund VI, LLC
Balance Sheets

	December 31 2024	December 31 2023

Assets

Current assets:
Cash and cash equivalents	$2,609,595	$15,698,146
Restricted cash - bond service reserve	-	1,062,600
Mortgage loans receivable, held for investment, net	34,935,331	-
Interest receivable	307,757	109,780
Due from affiliates	32,383	-
Other assets	15,000	-
Prepaid expenses	4,125	-
Accounts receivable	370	-
Total current assets	37,904,561	16,870,526

Long-term assets:
Mortgage loans receivable, held for investment, net	7,958,050	25,843,923

Total assets	$45,862,611	$42,714,449

Liabilities and Members' Capital

Current liabilities:
Loan interest reserves	$1,804,822	$858,807
Loan construction reserves	1,781,275	629,074
Distributions payable	670,935	471,300
Bond interest payable	585,001	518,483
Accounts payable	41,354	37,748
Due to affiliates	4,125	-
Management fees payable	-	68,620
Contributions received in advance	-	35,000
Prepaid bond interest	-	21,459
Total current liabilities	4,887,512	2,640,491

Long-term liabilities:
Series A bonds payable, net	26,964,491	25,828,868
Series A R-bonds payable, net	519,312	419,924
Total long-term liabilities	27,483,803	26,248,792

Members' Capital:
Common Units	208	197
Preferred Series A Units	13,491,088	13,824,969
Total members' capital	13,491,296	13,825,166

Total liabilities and members' capital	$45,862,611	$42,714,449

17

Red Oak Capital Fund VI, LLC
Statements of Operations
	For the Year Ending December 31
	2024	2023

Revenue:
Mortgage interest income	$4,292,779	$468,492
Bank interest income	232,800	2,076
Paid-in-kind interest income	110,264	72,806
Dividend income	49,365	12,565
Total revenue	4,685,208	555,939

Expenses:
Interest expense	2,766,788	1,592,883
Management fees	483,550	248,646
Professional fees	417,024	286,961
Management disposition fees	40,000	-
Organization fees	30,560	938,560
Other expenses	2,752	-
Total expenses	3,740,674	3,067,050

Net income (loss)	$944,534	$(2,511,111)

18

Red Oak Capital Fund VI, LLC
Statements of Changes in Members' Capital
		Preferred
	Common Units	Series A Units	Total

Members' capital, January 1, 2023	$-	$-	$-

Capital contributions	200	18,592,000	18,592,200

Capital distributions	-	(908,003)	(908,003)

Syndication costs	-	(1,347,920)	(1,347,920)

Net income (loss)	(3)	(2,511,108)	(2,511,111)

Members' capital, January 1, 2024	$197	$13,824,969	$13,825,166

Capital contributions	-	657,000	657,000

Capital distributions	-	(1,887,771)	(1,887,771)

Syndication costs	-	(47,633)	(47,633)

Net income (loss)	11	944,523	944,534

Members' capital, December 31, 2024	$208	$13,491,088	$13,491,296

19

Red Oak Capital Fund VI, LLC
Statements of Cash Flows
	For the Year Ending December 31
	2024	2023

Cash flows from operating activities:
Net income (loss)	$944,534	$(2,511,111)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(347,858)	(44,798)
Amortization of debt issuance costs	430,869	225,950

Change in other operating assets and liabilities:
Net change in interest receivable	(197,977)	(109,780)
Net change in due from affiliates	(32,383)	-
Net change in other assets	(15,000)	-
Net change in prepaid expenses	(4,125)	-
Net change in accounts receivable	(370)	-
Net change in bond interest payable	66,518	518,483
Net change in accounts payable	3,606	37,748
Net change in due to affiliates	4,125	-
Net change in management fees payable	(68,620)	68,620
Net change in prepaid bond interest	(21,459)	21,459

Net cash provided by (used in) operating activities	761,860	(1,793,429)

Cash flows from investing activities:
Mortgage notes issued, net of participations	(22,651,600)	(25,799,126)
Mortgage notes repaid	5,950,000	-
Loan interest reserves, net	946,015	858,807
Loan construction reserve additions	7,424,211	1,132,828
Loan construction reserve drawdowns	(6,272,010)	(503,754)

Net cash provided by (used in) investing activities	(14,603,384)	(24,311,245)

Cash flows from financing activities:
Capital contributions, including contributions received in advance	622,000	18,627,200
Capital distributions, net of distributions payable	(1,688,136)	(436,703)
Syndication costs	(47,633)	(1,347,920)
Proceeds from Series A Bonds	771,000	27,906,000
Proceeds from Series A R-Bonds	100,000	430,000
Payment of debt issuance costs	(66,858)	(2,313,157)

Net cash provided by (used in) financing activities	(309,627)	42,865,420

Net change in cash, cash equivalents, and restricted cash	(14,151,151)	16,760,746

Cash, cash equivalents, and restricted cash, beginning of year	16,760,746	-

Cash, cash equivalents, and restricted cash, end of year	$2,609,595	$16,760,746

Supplemental disclosures of cash flow information:
Interest paid	$2,293,383	$1,016,736
Preferred distributions accumulated but unpaid to Series A Unitholders	$670,935	$471,300

20

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

1. Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the Sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of December 31, 2024, the Company has raised $19.25 million of Series A Preferred Membership Interests (the “Series A Units”), $28.68 million of Series A Unsecured Bonds (the “A Bonds”) and $0.53 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical tensions, and the recent implementation of new tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

21

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-08, "Restricted Cash", which requires presentation of a reconciliation of the total amount of cash, cash equivalents, and restricted cash in the cash flow statement to amounts presented in the balance sheet. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of December 31, 2024 and December 31, 2023:

	12/31/2024	12/31/2023
Cash and cash equivalents	$2,609,595	$15,698,146
Restricted cash – bond service reserve	-	1,062,600
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$2,609,595	$16,760,746

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

22

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

2. Significant accounting policies (continued)

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. No loan loss reserve was recorded as of December 31, 2024 or December 31, 2023.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading process includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – moderate probability of default
4.	Watch – material probability of default
5.	Special mention – significant probability of default
6.	Substandard – substantial probability of default
7.	Doubtful – highly likely probability of default
8.	Default / loss – defaulted / expected to default

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loans. Accrued interest receivable was $307,757 and $109,780 as of December 31, 2024 and December 31, 2023, respectively, relating to loans.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of loan accrued interest receivables or available for sale accrued interest receivable during the years ended December 31, 2024 or December 31, 2023.

23

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status as of December 31, 2024 or December 31, 2023.

The Company will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will formally go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $347,858 and $44,798 for the years ending December 31, 2024 and December 31, 2023, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $43.20 million and $26.20 million, presented net of $0.30 million and $0.36 million of unamortized deferred loan origination income as of December 31, 2024 and December 31, 2023.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

24

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

2. Significant accounting policies (continued)

As of December 31, 2024 and December 31, 2023, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2024 and December 31, 2023, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the years ended December 31, 2024 and December 31, 2023, the Company incurred management fees of $483,550 and $248,646, respectively. As of December 31, 2024 and December 31, 2023, management fees that remained payable to the Managing Member were $0 and $68,620, respectively.

25

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

4. Related party transactions (continued)

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the years ended December 31, 2024 and December 31, 2023, $30,560 and $938,560 of organization fees were incurred, respectively. As of December 31, 2024 and December 31, 2023, $0 of organization fees were payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. For the years ended December 31, 2024 and December 31, 2023, $40,000 and $0 of disposition fees were incurred and paid, respectively.

The Company has entered into an Origination, Asset Management and Servicing Agreement with Red Oak Financial, LLC (“ROF”), a wholly owned subsidiary of the Sponsor and affiliate of the Managing Member. Pursuant to that Agreement, ROF is entitled to charge and receive from the applicable borrower an annual merchant banking fee of up to 0.25%, a loan servicing fee of up to 0.125%, and a loan administration fee of up to 0.125% (collectively, the “Loan Service Fees”). These fees are embedded within the stated monthly servicing amount set forth in the applicable loan agreement and are not charged separately to the borrower. Each Loan Service Fee is calculated based on the outstanding principal balance of the applicable mortgage loan and is payable monthly in arrears to ROF.

5. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2024 and December 31, 2023 consisted of the following:

	12/31/2024	12/31/2023
Mortgage loans receivable	$43,197,500	$26,200,000
Deferred origination fees	(304,119)	(356,077)
Mortgage loans receivable, held for investment, net	$42,893,381	$25,843,923

The below table summarizes mortgage loans receivable by credit quality indicators as of December 31, 2024 and December 31, 2023:

Indicator	12/31/2024	12/31/2023
Prime	$-	$-
Pass	9,726,024	-
Low pass	30,887,807	-
Watch	2,279,550	25,843,923
Special mention	-	-
Substandard	-	-
Doubtful	-	-
Default/loss	-	-
Total	$42,893,381	$25,843,923

26

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

As of December 31, 2024 and December 31, 2023, the Company held approximately $42.89 million and $25.84 million of mortgage loans receivable, net, respectively. At December 31, 2024, this consisted of six mortgage loans with an interest rate weighted average of 10.26% with maturities ranging from March 31, 2025 to September 30, 2026. The notes carry an original maturity of twelve to twenty-four months with two to four optional six-month extensions. At December 31, 2023, this consisted of three mortgage loans with an interest rate weighted average of 9.66% and additional paid-in-kind (“PIK”) interest rate weighted average of 0.42%, with maturities ranging from June 30, 2025 to December 31, 2025. The Company earned and accrued $4,292,779 and $468,492 of mortgage loan interest and fee income and $110,264 and $72,806 of PIK interest income during the years ended December 31, 2024 and December 31, 2023, respectively.

In accordance with current loan agreements, borrowers must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2024 and December 31, 2023, the loan interest reserve account, including prepaid interest, contained $1,804,822 and $858,807, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of December 31, 2024 and December 31, 2023, the loan construction reserve account contained $1,781,275 and $629,074, respectively.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 5.6% of a $8.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On December 1, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 25% of a $8.0 million senior secured loan to Milestone Bank, a Utah corporation, for a purchase price of $2.0 million.

On December 15, 2023, the Company entered into a loan agreement with Ocean Shores Property Owner, LLC, a Delaware limited liability company, to provide an $7.7 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 9.5% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a multifamily apartment complex located in the state of Mississippi.

On December 15, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 10.4% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $800,000.

On December 19, 2023, the Company entered into a loan agreement with DE Gateway Center Other Units LLC, a Delaware limited liability company, to provide an $14.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.0% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is shopping center located in the state of Michigan.

27

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

On December 19, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 5.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $750,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.15 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.0% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2025, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is an industrial manufacturing plant located in Texas. The borrower made a partial principal repayment of $400,000 on April 23, 2024.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $350,000.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.625% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on May 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is located in the state of California and consists of a hotel and multifamily apartments.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $300,000.

28

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.71% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $362,500.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.69% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $900,000.

On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.25% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $250,000.

On October 4, 2024, the Company entered into a loan agreement with Prime Realty Ventures Loan 2, LLC, a Tennessee limited liability company, to provide a $2.31 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 565 basis points, which equated to an all-in rate of 10.275% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on September 30, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the state of Georgia.

On October 31, 2024, mortgage note borrower Hill Island CHP SPV LLC paid off its $8 million note. The Company received approximately $8.48 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On November 4, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On November 7, 2024, the Company entered into a loan agreement with Miller Gardens Apartments LLC, a Georgia limited liability company, to provide a $8.65 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 665 basis points, which equated to an all-in rate of 11.025% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on October 31, 2025, though such maturity date can be extended for up to four consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the state of Georgia.

On December 6, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

29

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through December 31, 2024, all minority participations have been sold at par.

6. Bonds payable

During the year ended December 31, 2024, the Company issued $0.77 million and $0.10 million of A Bonds and Ra Bonds (collectively, the “Bonds”), respectively. During the year ended December 31, 2023, the Company issued $27.91 million and $0.43 million of A Bonds and Ra Bonds, respectively. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. As of December 31, 2024 and December 31, 2023, the total debt issuance costs incurred by the Company were approximately $2.38 million and $2.31 million, respectively. During the years ended December 31, 2024 and December 31, 2023, $430,869 and $225,950 were amortized to bond interest expense, respectively.

Bonds payable as of December 31, 2024 and December 31, 2023 were comprised of the following:

	12/31/2024	12/31/2023
Series A Bonds payable, gross	$28,677,000	$27,906,000
Series Ra Bonds payable, gross	530,000	430,000
Debt issuance costs (unamortized balance)	(1,723,197)	(2,087,208)
Total bonds payable, net	$27,483,803	$26,248,792

The Company executes quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the years ended December 31, 2024 and December 31, 2023, the Company incurred bond interest expense of $2,766,788 and $1,592,883, respectively. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the years ended December 31, 2024 and December 31, 2023, $2,539 and $189,745 of interest was prepaid by bondholders, respectively. Prepaid bond interest payable of $0 and $21,459 remained outstanding at December 31, 2024 and December 31, 2023, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As required, the Company will keep 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of January 23, 2023. As of December 31, 2024, the bond service reserves are no longer required under our Indenture and proceeds have been released to the Company.

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $800 plus any accrued but unpaid interest on the Bond.

30

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

6. Bonds payable (continued)

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2025	$-
2026	-
2027	-
2028	29,207,000
2029	-
Total bonds payable, gross	$29,207,000

7. Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the years ended December 31, 2024 and December 31, 2023, the Managing Member, as sole holder of the Common Units, made capital contributions of $0 and $200, respectively, and received no distributions. As of December 31, 2024, the Managing Member held approximately 1 Common Unit.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

For the years ended December 31, 2024 and December 31, 2023, capital contributions by Series A Unitholders totaled $0.66 million and $18.59 million, respectively. As of December 31, 2024, the Series A Unitholders held 19,184 Series A Units.

For the years ended December 31, 2024 and December 31, 2023, capital distributions totaled $1,887,771 and $908,003, respectively, which included accumulating but unpaid preferred distributions of $670,935 and $471,300, respectively. See Note 9. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders. Additionally, certain Series A Unitholders have prepaid their preferred return for the period from the first date of the quarter prior to their unit purchase through the equity closing date. Such prepayment entitles these unitholders to a full quarterly preferred return payment. During the years ended December 31, 2024 and December 31, 2023, $140 and $89,024 of preferred return was prepaid by unitholders, respectively. Prepaid Series A preferred return payable of $0 and $17,408 remained outstanding at December 31, 2024 and December 31, 2023, respectively, and is included in distributions payable.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

31

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

7. Member’s capital (continued)

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company's ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

The Series A Units are also redeemable within 90 days of the death, total permanent disability, or bankruptcy of a Series A Unitholder at a price per unit of (i) $920, if requested prior to the third anniversary of the first issuance of Series A Units to the holder, or (ii) $1,000 thereafter, plus any accrued but unpaid preferred return payments.

For the years ended December 31, 2024 and December 31, 2023, redemptions of Series A Units totaled 65 and 0 Units, respectively.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On January 7, 2025, the Company entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank as part of a restructuring through ROCF VI SPV, LLC, whereby the Company is a borrower entity along with ROCF VII SPV, LLC, which serves as the Borrower Representative, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC, all of which are related parties under common ownership. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month Term SOFR rate plus 3%. The facility expires on January 7, 2028.

On January 24, 2025, the Company executed a quarterly interest payment to the Bondholders in the amount of $585,001. The interest payment covered all interest accrued from October 1, 2024 through December 31, 2024.

On January 24, 2025, the Company executed a quarterly preferred distribution to the Series A Unitholders in the amount of $383,680. On February 18, 2025, the Company made an additional annual distribution to the Series A Unitholders in the amount of $287,185. These payments covered all remaining accrued but unpaid preferred distributions at December 31, 2024.

On March 4, 2025, ROCF VII SPV, LLC, as Borrower Representative, executed the initial draw of approximately $24.95 million on the credit facility with Cross River Bank, of which approximately $10.80 million of the drawn amount was apportioned to the Company.

On March 11, 2025, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC opted to extend the maturity date of its $9.75 million note for a six-month period. The note will mature on September 30, 2025 unless further extended for a second six-month period per the terms of the loan agreement.

32

Red Oak Capital Fund VI, LLC

Notes to Financial Statements

December 31, 2024 and December 31, 2023

9. Subsequent events (continued)

On April 25, 2025, the Company executed a quarterly interest payment to the Bondholders in the amount of $585,001. The interest payment covered all interest accrued from January 1, 2025 through March 31, 2025.

On April 25, 2025, the Company executed a quarterly preferred distribution to the Series A Unitholders in the amount of $383,680. The payment covered all accrued but unpaid distributions as of March 31, 2025.

The financial statements were approved by management and available for issuance on April 28, 2025. Subsequent events have been evaluated through this date.

33

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

34

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, NC on __________ __, 2025.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

35